QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

        EDGEN CORPORATION

LETTER TO HOLDERS

To Holders of 9 7/8% Senior Secured Notes Due 2011:

        Edgen Corporation is offering, upon and subject to the conditions set forth in the Prospectus, dated                        , 2006 (the "Prospectus"), and the enclosed Letter of Transmittal (the "Letter of Transmittal"), to exchange (the "Exchange Offer") each $1,000 principal amount of its newly issued 9 7/8% Senior Secured Notes Due 2011 that have been registered under the Securities Act of 1933, as amended (the "New Notes"), for each $1,000 principal amount of its outstanding 9 7/8% Senior Secured Notes Due 2011 issued on December 16, 2005 (the "Old Notes"), of which $31,000,000 principal amount is outstanding. The Exchange Offer is being made in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement, dated December 16, 2005, by and among the Company, the Subsidiary Guarantors (as defined therein) and Jefferies & Company, Inc.

        Briefly, you may either:

        a.     Tender all or some of your Old Notes, along with a completed and executed Letter of Transmittal, and receive New Notes in exchange; or

        b.     Retain your Old Notes.

        All tendered Old Notes must be received on or prior to                        , 2006 at 5:00 p.m., New York City time, (the "Expiration Date"), as shown in the accompanying Prospectus.

        Please review the enclosed Letter of Transmittal and Prospectus carefully. If you have any questions on the terms of the Exchange Offer or questions regarding the appropriate procedures for tendering your Old Notes and the Letter of Transmittal, please call The Bank of New York at                        or write The Bank of New York, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street, 7E, New York, New York 10286, Attn: .

QuickLinks

LETTER TO HOLDERS